

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Peter J. Holst
Chief Executive Officer
Oblong, Inc.
110 16th Street, Suite 1400 #1024
Denver, CO 80202

> **Re: Oblong, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 29, 2023**
> **File No. 333-276322**

Dear Peter J. Holst:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447, or in his absence, Jan Woo at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ron Levine